Exhibit 99.2

Wi-LAN Inc.

2017 First Quarter

Unaudited Condensed Consolidated

Financial Results

Interim Report

2017 First Quarter Financial Results

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Operations and Comprehensive Earnings

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016

Revenue	$7,578	$30,160

Operating expenses
Cost of revenue	12,697	17,992
Marketing, general and administration	2,493	2,647
Foreign exchange (gain) loss	(285)	(163)
Total operating expenses	14,905	20,476
Earnings (loss) from operations	(7,327)	9,684
Interest income	218	118
Earnings (loss) before income taxes	(7,109)	9,802

Provision for (recovery of) income tax expense
Current	743	3,023
Deferred	(623)	1,859
	120	4,882
Net earnings (loss)	(7,229)	4,920

Net and comprehensive earnings (loss)	$(7,229)	$4,920

Earnings (loss) per share (Note 4)
Basic	$(0.06)	$0.04
Diluted	$(0.06)	$0.04

Weighted average number of common shares
Basic	118,572,181	120,281,998
Diluted	118,572,181	120,281,998

Subsequent events (note 9)

See accompanying notes to condensed consolidated financial statements

2017 First Quarter Financial Results

Financial statements

Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	March 31, 2017	December 31, 2016
Current assets
Cash and cash equivalents	$108,943	$106,553
Short-term investments	1,165	1,154
Restricted short-term investments (note 5)	3,500	-
Accounts receivable	140	20,357
Prepaid expenses and deposits	1,334	1,293
	115,082	129,357

Loan receivable	1,842	1,766
Furniture and equipment, net	1,156	1,240
Patents and other intangibles, net	118,133	123,351
Deferred tax asset	15,267	14,646
Goodwill	12,623	12,623
	$264,103	$282,983

Current liabilities
Accounts payable and accrued liabilities	$6,451	$15,645
Current portion of patent finance obligation	5,302	10,372
	11,753	26,017

Patent finance obligation	16,541	12,775
Success fee obligation	-	47
	28,294	38,839

Commitments and contingencies (Note 7)

Shareholders' equity
Capital stock (Note 4)	419,485	419,485
Additional paid-in capital	21,068	21,036
Accumulated other comprehensive income	16,225	16,225
Deficit	(220,969)	(212,602)
	235,809	244,144
	$264,103	$282,983

See accompanying notes to condensed consolidated financial statements

2017 First Quarter Financial Results

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016
Cash generated from (used in)
Operations
Net earnings (loss)	$(7,229)	$4,920
Non-cash items
Stock-based compensation	32	108
Depreciation and amortization	5,395	10,130
Foreign exchange (gain) loss	(47)	(285)
Disposal of assets	-	13
Deferred income tax expense (recovery)	(621)	1,859
Accrued investment income	(76)	(64)
Change in non-cash working capital balances
Accounts receivable	20,217	(2,575)
Prepaid expenses and deposits	(41)	26
Payments associated with success fee obligation	(445)	(854)
Accounts payable and accrued liabilities	(8,805)	1,531
Cash generated from operations	8,379	14,809
Financing
Dividends paid	(1,129)	(1,091)
Common shares repurchased under normal course issuer bid	-	(2,271)
Cash used in financing	(1,129)	(3,362)
Investing
Purchase of restricted short-term investments	(3,500)	-
Purchase of furniture and equipment	(7)	(16)
Repayment of patent finance obligations	(1,389)	(1,388)
Purchase of patents	-	(3,000)
Cash used in investing	(4,896)	(4,404)
Foreign exchange gain on cash held in foreign currency	36	211

Net cash and cash equivalents generated in the period	2,390	7,254
Cash and cash equivalents, beginning of period	106,553	93,431
Cash and cash equivalents, end of period	$108,943	$100,685

See accompanying notes to condensed consolidated financial statements

2017 First Quarter Financial Results

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statement of Shareholders' Equity

(Unaudited)

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2015	$427,781	$16,549	$16,225	$(219,177)	$241,378

Comprehensive earnings:
Net earnings	-	-	-	4,920	4,920
Shares and options issued:
Stock-based compensation expense	-	108	-	-	108
Shares repurchased under normal course issuer bid (Note 4)	(5,069)	2,798	-	-	(2,271)
Dividends declared (Note 4)	-	-	-	(1,069)	(1,069)
Balance - March 31, 2016	$422,712	$19,455	$16,225	$(215,326)	$243,066

Balance - December 31, 2016	$419,485	$21,036	$16,225	$(212,602)	$244,144

Comprehensive earnings:
Net loss	-	-	-	(7,229)	(7,229)
Shares and options issued:
Stock-based compensation expense	-	32	-	-	32
Dividends declared (Note 4)	-	-	-	(1,138)	(1,138)
Balance - March 31, 2017	$419,485	$21,068	$16,225	$(220,969)	$235,809

See accompanying notes to condensed consolidated financial statements

2017 First Quarter Financial Results

NOTES

Wi-LAN Inc.

NOTES TO unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2017 and 2016

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.	nature of business

Wi-LAN Inc. (“WiLAN” or the “Company”) is an intellectual property licensing company which develops, acquires, licenses and otherwise enforces a range of patented technologies which are utilized in products in a wide array of markets including communications and consumer electronics, medical, industrial, semiconductor, automotive and aerospace. The Company generates revenue by licensing its patents to companies that sell products utilizing technologies including: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth, V-Chip, 3D television, automotive headlight assemblies, semiconductor manufacturing and packaging, medical stent, video streaming, CMOS image sensors, building automation, computer gaming, smart meter monitoring and LED lighting. The Company also generates revenue by licensing patent portfolios on behalf of its partners and, if necessary, the enforcement of their patented technologies.

2.	basis of presentation

The unaudited condensed consolidated financial statements of WiLAN include the accounts of WiLAN and its subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016 and the accompanying notes. All inter-company transactions and balances have been eliminated.

3.	Significant accounting policies

These unaudited condensed consolidated financial statements have been prepared following the same accounting policies disclosed in Note 2 of the Company’s audited consolidated financial statements and notes for the year ended December 31, 2016.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the Financial Accounting Standards Board issued ASU No. 2015-14, "Revenue from Contracts with Customers" which reflects decisions reached by the Financial Accounting Standards Board at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted.

Under this new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The FASB has issued several amendments to the standard, including clarification on accounting for licenses of intellectual property and identifying performance obligations.

This new standard specifically outlines that patents, underlying highly functional items, are considered functional IP.  Licenses to functional IP are considered satisfied at a point in time and any resulting revenue is recognized at that point in time.  The standard further indicates that “in very rare circumstances, if at all” can licenses to functional IP be recognized over time.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). The Company currently anticipates adopting the standard using the full retrospective method to restate each prior reporting period presented effective beginning January 1, 2018.

2017 First Quarter Financial Results	6

NOTES

Wi-LAN Inc.

NOTES TO unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2017 and 2016

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

License agreements can generally be classified as either: (1) running royalty agreements in which licensees provide reports on their sales activities for the previous fiscal quarter, and calculate and remit the appropriate royalty; or (2) fixed fee arrangements with either a one-time lump sum payment or periodic payments that may be over a period shorter than or equal to the license term.

The Company anticipates this standard will have a material impact on its consolidated financial statements. While the Company is continuing to assess all potential impacts of the standard, it currently believes the most significant impact relates to its accounting for fixed fee arrangement license agreements for functional IP that contain periodic payments that may be over a period shorter than or equal to the license term.  The Company expects to recognize license revenue at a point in time, when the right to use the functional IP is granted which coincides with contract execution and the time of billing, rather than over the period of periodic payments.  Due to the complexity of certain of these license agreements, the actual revenue recognition treatment required under the standard will be dependent on contract-specific terms, and may vary in some instances from recognition at the time of billing.  The Company is also further evaluating the income tax impact of these changes in revenue recognition.

In November 2015, the FASB issued ASU 2015-17, "Balance Sheet Classification of Deferred Taxes". The amendments in this update eliminate the current requirement for companies to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. Instead, companies will be required to classify all deferred tax liabilities and assets as non-current. The guidance is effective for interim and annual periods beginning after December 15, 2016, with early adoption permitted. The guidance will not have an impact on the Company’s financial statements since deferred income taxes are already presented as long-term on the balance sheet.

In February 2016, the FASB issued ASU 2016-2, “Leases”. The amendments in this update would require companies and other organizations to include lease obligations in their balance sheets, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases the lessee would recognize interest expense and amortization of the ROU asset, and for operating leases, the lessee would recognize a straight-line total lease expense. The guidance is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact of this new standard.

In August 2016, FASB issued Accounting Standard Update 2016-15, “Statement of Cash Flows (Topic 230)”, a consensus of the FASB’s Emerging Issues Task Force. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows.  For public business entities, the standard is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, provided that all of the amendments are adopted in the same period. The guidance requires application using a retrospective transition method. The Company is currently assessing the impact of this new standard.

4.	share capital

The Company paid quarterly cash dividends as follows:

	2017				2016
		Per Share		Total		Per Share		Total
1st Quarter	Cdn	$0.0125	US	$1,129	Cdn	$0.0125	US	$1,091

The Company declared quarterly dividends as follows:

	2017		2016
1st Quarter	Cdn	$0.0125	Cdn	$0.0125

On February 10, 2016, the Company received regulatory approval to make a normal course issuer bid (“2016 NCIB”) through the facilities of the Toronto Stock Exchange. Under the 2016 NCIB, the Company is permitted to purchase up to 11,762,446 common

2017 First Quarter Financial Results	7

NOTES

Wi-LAN Inc.

NOTES TO unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2017 and 2016

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

shares. The 2016 NCIB commenced on February 12, 2016 and was completed on February 11, 2017. The Company repurchased 1,430,000 common shares under the 2016 NCIB during the three months ended March 31, 2016 for a total of $2,271.

On February 10, 2017, the Company received regulatory approval to make a normal course issuer bid (“2017 NCIB”) through the facilities of the Toronto Stock Exchange. Under the 2017 NCIB, the Company is permitted to purchase up to 4,000,000 common shares. The 2017 NCIB commenced on February 13, 2017 and will be completed on or before February 12, 2018. The Company did not repurchase any common shares under the 2017 NCIB during the three months ended March 31, 2017.

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	Three months ended March 31, 2017	Three months ended March 31, 2016
Basic weighted average common shares outstanding	118,572,181	120,472,290
Effect of options	-	-
Diluted weighted average common shares outstanding	118,572,181	120,472,290

For the three months ended March 31, 2017, the effect of stock options totaling 5,372,242 was anti dilutive (three months ended March 31, 2016 – 7,045,654).

5.    restricted Short-term investments

Restricted short-term investments are amounts held specifically as collateral for bank guarantees that the Company has entered into for security against potential procedural costs pursuant to a court order regarding patent infringement whereby the Company is the plaintiff.  The bank guarantees total 2,940,000 Euros and are valid until March 28, 2018.  They shall automatically be extended by periods of one year unless either party informs the other party at least sixty days before the current expiry date that they elect not to extend the bank guarantee.  The restricted short-term investment acts as collateral should this renewal not take place and, or, the requirement for the security and hence, the restricted short-term investments, is no longer required by the court.

6.	financial instruments

The Company’s loan receivable is a term loan facility which is collateralized by a general security agreement. Management does not expect the borrower to fail to meet its obligations.

Cash and cash equivalents, short-term investments, restricted short-term investments, accounts receivable, accounts payable and accrued liabilities are short-term financial instruments whose carrying value approximates their fair value. The Company minimizes credit risk on cash and cash equivalents and short-term financial instruments by transacting with only reputable financial institutions.

The Company considers the rates used to determine the carrying value of the patent finance obligations and loan receivable to be reflective of current rates and therefore their carrying value approximates their fair value.

7.	Commitments and contingencies

In connection with the acquisition of certain patents and patent rights, the Company has agreed to future additional payments to the former owners of the respective patents or patent rights and contingent legal fee arrangements with certain law firms based on future revenues (as defined in the respective agreements) generated as a result of licensing the respective patents or patent portfolios. For the three months ended March 31, 2017 partner royalties and contingent legal fees totaled $231 (three months ended March 31, 2016 – $1,888). As at March 31, 2017, the amount outstanding for partner royalties and contingent legal fees was $524.

2017 First Quarter Financial Results	8

NOTES

Wi-LAN Inc.

NOTES TO unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2017 and 2016

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

8.     RELATED-PARTY TRANSACTION

Dr. Michel Fattouche, a member of the Company’s Board of Directors, provided consulting services to the Company. For the three months ended March 31, 2017, no consulting services were incurred (three months ended March 31, 2016 – $8) of which Nil remains outstanding as at March 31, 2017.

9.     SUBSEQUENT EVENTs

On April 17, 2017, the Company announced that its Board of Directors has approved a plan to transform its business into a growth-oriented diversified holding company by acquiring businesses that will operate alongside the Company’s intellectual property licensing business.  As part of this transformation, the Company intends to change its name to Quarterhill Inc. (“Quarterhill”) on or about June 1, 2017.  The Company will continue to operate its patent licensing business as a subsidiary of Quarterhill.

On April 17, 2017, the Company also announced that the Company and International Road Dynamics (“IRD”) (TSX: IRD) have entered into a definitive agreement for the Company to acquire all of the issued and outstanding shares of IRD for $3.17 per share in cash which would total approximately $47.4 million. The Company will fund the acquisition with cash on hand.  The Boards of Directors of both the Company and IRD have unanimously approved this transaction, and IRD’s Board has recommended that IRD shareholders vote in favour of the transaction.  IRD directors and officers, as well as certain IRD shareholders, representing approximately 25.4% of the total IRD shares outstanding, have agreed to tender their IRD shares into this transaction.  IRD has agreed not to solicit competing acquisition proposals, subject to customary fiduciary provisions, which entitle IRD to consider and accept a superior proposal. The definitive agreement between IRD and the Company also provides for the payment of a termination fee of Cdn $3.0 million to the Company if a superior proposal were to be accepted by IRD.  The acquisition is expected to close in the second quarter of 2017, will be completed by way of a statutory plan of arrangement under the Canada Business Corporations Act, and is subject to court approval and the approval of at least two-thirds of the votes cast by holders of IRD’s shares at a meeting called for that purpose on May 24, 2017.

2017 First Quarter Financial Results	9

Wi-LAN Inc.
303 Terry Fox Drive Suite 300
Ottawa, ON Canada
K2K 3J1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com

2017 First Quarter Financial Results